

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2016

Douglas P. Solomon, Esq.
Senior Vice President
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403

> **Re: NetSuite Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed October 31, 2016**
> **File No. 005-83718**

Dear Mr. Solomon:

We have limited our review of the filing to the issue we have addressed in our comment.

<u>General</u>

1. We have considered the revised disclosure and corresponding written responses submitted in reply to our prior comments two and three issued on September 28, 2016. General Instruction E to Schedule 13E-3 requires that a negative response to Item 7 of Schedule 13E-3 and related Item 1013(b) of Regulation M-A be disclosed. In addition, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A require the subject company to make a fairness determination with respect to a Rule 13e-3 transaction, a term defined under Rule 13e-3(a)(3) and not recognized by the NetSuite Board of Directors to have been in existence on July 27 when it first made a fairness determination. Without expressing an opinion as to whether the amended Schedule 13E-3 is compliant with Items 7 and 8 of Schedule 13E-3 and the related applicable disclosure standards within Regulation M-A, or agreeing or disagreeing with any of the analysis or conclusions set forth in the response, we will not issue any further comments at this time.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati